Buffalo Funds
615 East Michigan Street
Milwaukee, WI 53202

June 6, 2008

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	BUFFALO FUNDS (the “Trust”)
File Nos.: 333-149934

Dear Sir or Madam:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-14 on Friday, June 6, 2008 be accelerated to become effective on or before June 9, 2008.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from Quasar Distributors, LLC, the principal underwriter of the proposed Funds’ shares, requesting that effectiveness of Pre-Effective Amendment No. 1 be accelerated to on or before June 9, 2008.

Should you have any questions or concerns regarding any of the above, please contact Jeanine Bajczyk at (414) 765-6609 or Kristin Cuene at (414) 765-5348.

Sincerely,

/s/ Kent W. Gasaway

Kent W. Gasaway
President
Buffalo Funds

cc:           Carol A. Gehl, Godfrey & Kahn, S.C.

Attached

Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 6, 2008

FILED VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	BUFFALO FUNDS (the “Trust”)
File No.: 333-149934
REQUEST FOR ACCELERATION

Dear Sir or Madam:

As the principal underwriter of Buffalo Funds (“the Funds”), including the newly-created series of the Trust which correspond to the existing Maryland Buffalo Funds of the same name pursuant to the proposed reorganization of the Funds, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the amendment to the Trust’s registration statement filed on Form N-14 on behalf of the Funds on June 6, 2008 be accelerated to on or before June 9, 2008.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

/s/ James R. Schoenike

James R. Schoenike
President